UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Subject Company (Issuer))

IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Filing Person(s) (Issuer))

Units of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management Corporation
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Nathan J. Greene Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022	Alison J. Sanger Chief Operating Officer, Chief Compliance Officer Ironwood Capital Management Corporation One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

CALCULATION OF FILING FEE

Transaction Valuation:	$92,189,592 (10% of 1/31/15 NAV) (a)	Amount of Filing Fee:	$10,712.43 (b)

(a)	Calculated as the aggregate maximum value of Units being purchased.

(b)	Calculated at $116.20 per 1,000,000 of the Transaction Valuation.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,712.43
Form or Registration No.: SC TO-I
Filing Party: Ironwood Multi-Strategy Fund LLC
Date Filed: February 25, 2015

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

IF YOU DO NOT WANT TO SELL YOUR UNITS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.  THIS IS SOLELY NOTIFICATION OF THE FEEDER FUND’S TENDER OFFER.

March 4, 2015

Dear Ironwood Multi-Strategy Fund LLC Member:

We are writing to inform you that last week you received a document relating to a tender offer by Ironwood Institutional Multi-Strategy Fund LLC, the master fund into which Ironwood Multi-Strategy Fund LLC (the “Feeder Fund”) invests.  Last week’s document was sent to you in error by the Feeder Fund’s administrator.  The correct document regarding the Feeder Fund’s tender offer (the “Offer”) is enclosed.  If you are not interested in having the Feeder Fund repurchase your units of limited liability company interest of the Feeder Fund (the “Units”), please disregard this notice and take no action.

The Offer will expire at 11:59 p.m., Eastern Daylight Time, on March 27, 2015.  The purpose of the Offer is to provide liquidity to Members of the Feeder Fund.  Units may be presented to the Feeder Fund for purchase only by tendering them during one of the Feeder Fund’s announced tender offers.

Should you wish to tender all or a portion of your Units for purchase by the Feeder Fund pursuant to this Offer, please complete and return the enclosed Letter of Transmittal so that it is received by State Street Bank and Trust Company (“State Street”) no later than 11:59 p.m., Eastern Daylight Time, on March 27, 2015.  If you do not wish to have all or any portion of your Units repurchased, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR UNITS REPURCHASED.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the Offer, or call Ironwood at (415) 777-2400.

Sincerely,

Ironwood Multi-Strategy Fund LLC
By:
Jonathan A. Gans
President and Chairman of the Board

IRONWOOD CAPITAL MANAGEMENT
ONE MARKET PLAZA, STEUART TOWER, SUITE 2500, SAN FRANCISCO, CA 94105
PHONE: (415) 777-2400 FAX: (415) 777-2600
ir@ironwoodpartners.com

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRONWOOD MULTI-STRATEGY FUND LLC

/s/ Jonathan Gans
Jonathan Gans
President, Chief Executive Officer

March 6, 2015